

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 1, 2009

Mr. Richard M. Whiting
Chief Executive and Director
Patriot Coal Corporation
c/o Joseph W. Bean
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141

> **Re: Patriot Coal Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-157645**
> **Filed April 17, 2009**

Dear Mr. Whiting:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Risk Factors, page 5

1. We note your response to prior comment 2. The revised disclosure still does not meet the standards for incorporation by reference set forth in Rule 411. Note that Rule 411(a) indicates in part that, other than in the limited circumstances listed, "information shall not be incorporated by reference in a prospectus." Note also that Rule 411(d) sets forth precise requirements for the manner in which material is incorporated by reference. Include in this section all known, applicable risk factors, or ensure that as revised it fully complies with Rule 411. If appropriate, you may disclose that the prospectus supplement(s) may include additional risk factors.

Description of Units, page 15

2. Your response to prior comment 3 suggests that there could be circumstances in which you are not "acting as an issuer, underwriter or dealer with respect to the offer or sale of the Underlying Securities." Please explain further how you believe that could occur with regard to sales pursuant to this registration statement. Also revise the prospectus to state explicitly what you suggest in the last sentence of your response, namely that you will at all times comply with the registration requirements of the Securities Act in all sales of third-party securities.

Opinion of Counsel, Exhibit 5.1

3. We reissue prior comment 7 insofar as it not apparent from the opinion that the underlying securities may include securities issued by third parties.

Closing Comments

   Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please contact Douglas Brown at (202) 551-3265, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3745 with any questions.

                                                    Sincerely,

                                                    H. Roger Schwall
                                                    Assistant Director

cc: Sarah Beshar
        (212) 450-3131